UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Therapix Biosciences Ltd.

(Name of Issuer)

American Depositary Shares (one of which represents 40 Ordinary Shares1, NIS 0.1 par value)

(Title of Class of Securities)

88339A 2032

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[ ]	Rule 13d – 1(b)
[X]	Rule 13d – 1(c)
[ ]	Rule 13d – 1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Not for trading; one American Depositary Share represents 40 Ordinary Shares, NIS 0.1 par value.

2 This CUSIP number applies to the Issuer’s American Depositary Shares.

CUSIP No. 88339A 203

1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John Stetson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 0

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 88339A 203

1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HS Contrarian Investments, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 0

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 88339A 203

1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stetson Capital Investments, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 0

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1(a).	Name of Issuer:

THERAPIX BIOSCIENCES LTD. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4 Ariel Sharon Street, HaShahar Tower, 16th Floor, Givatayim 5320047, Israel

Item 2(a).	Name of Person Filing.

The statement is filed on behalf of John Stetson, HS Contrarian Investments, LLC (“HSCI”) and Stetson Capital Investments, Inc. (“SCI”) (collectively, the “Reporting Persons”). John Stetson is the Managing Member of HSCI and in such capacity has voting and dispositive power over the securities held by such entity. John Stetson is the President of SCI and in such capacity has voting and dispositive power over the securities held by such entity.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

2300 E. Las Olas Blvd. 4th Floor, Fort Lauderdale, FL 33301

Item 2(c).	Citizenship.

John Stetson is a citizen of the United States. HSCI and SCI are each organized in the state of Florida.

Item 2(d).	Title of Class of Securities.

American depositary shares (one of which represents 40 ordinary shares, NIS 0.1 par value)

Item 2(e).	CUSIP Number.

88339A 203 (This CUSIP number applies to the Issuer’s American Depositary Shares.)

Item 3.	Type of Person.

Not applicable.

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each of the Reporting Persons hereto and is incorporated herein by reference for the Reporting Persons. The information set forth in Rows (5) – (11) of the cover page for each of the Reporting Persons hereto is made as of December 31, 2018.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2019
Date

/s/John Stetson
Signature

HS CONTRARIAN INVESTMENTS, LLC

/s/John Stetson
Signature

John Stetson, Managing Member
Name/Title

STETSON CAPITAL INVESTMENTS, INC.

/s/John Stetson
Signature

John Stetson, President
Name/Title